SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ/MF no 76.483.817/0001-20
COMPANHIA DE CAPITAL ABERTO

CVM Register # 1431-1
SEC (CUSIP) Register # 20441B407 – Preferred Shares “B”
SEC (CUSIP) Register # 20441B308 – Common Shares
LATIBEX Register # 29922 – Preferred Shares “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of this Company are summoned for the Extraordinary Shareholders’ Meeting to be held at the Company’s headquarters located at Rua Coronel Dulcídio n° 800 – 10° andar, in the city of Curitiba, on February 19th, 2004 at 2:00 pm to deliberate about the following issues:

1. Amendments to the Company’s Bylaws:

a) Articles 15 (new clause III) and 20, clause XIII and paragraph 8, item “f” – Adjustment in the procedure to appoint administrators and representatives in the companies where the Company or its Wholly-owned Subsidiaries have participation;

b) Article 15 – new clause VI establishes that the Internal Audit is subordinated to the Board of Directors; and new clause XV creates assisting and supporting services specifically oriented to the Board of Directors and to the Fiscal Board;

c) Articles 17, 20, paragraphs 1 and 4 and 21 to 28 – Adequacy of the Board of Executive Officers regarding nomenclature, number of members and attributions, according to the Company’s new organizational structure;

d) Article 20, clauses XII and XIII and paragraphs 7 and 8, item “g” – Elimination and/or adequacy of transitory dispositions, which have been included during the creation of Wholly-owned Subsidiaries;

e) Article 6 (new paragraph) and 38 – Adequacy according to applicable legislation;

f) Article 14 – Authorization for summoning the Board of Directors also through facsimile or email;

g) Article 30 – Definition that the establishment of the compensation criterion for administrators will be a responsibility of the Shareholders’ Meeting;

h) Article 32 (inclusion of single paragraph) – Definition of the procedure to elect the chairman of the Fiscal Board;

i) Inclusion of new articles (41 and 42) – Transitory dispositions resulted from the Company’s reunification process;

j) Renumbering and grammar revision of necessary articles, paragraphs and clauses and;

k) Consolidation of the Company’s Bylaws.

The Bylaws, already including proposed amendments, are available for consultation at the Company’s headquarters.

Curitiba, February 19th, 2004.

Paulo Cruz Pimentel

Executive Secretary

of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.